NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES CAPPED TENDER OFFER WITH RESPECT TO ITS
6.250% SENIOR SECURED NOTES DUE 2022

LONDON, U.K. – June 8, 2020 – International Game Technology PLC (NYSE:IGT) ("IGT"), announces the launch of an offer to purchase for cash (the "Tender Offer") up to $300,000,000 aggregate principal amount (the "Maximum Acceptance Amount") of its 6.250% Senior Secured Notes due 2022 (the "Notes"). The Tender Offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated June 8, 2020 (the "Offer to Purchase").

The Tender Offer will expire at 11:59 p.m., New York City time, on July 6, 2020, unless extended or earlier terminated (such time and date, as the same may be extended, the "Expiration Time"). Holders who tender their Notes may withdraw such Notes at any time prior to 5:00 p.m., New York City time, on July 6, 2020 (such time and date, as the same may be extended).

To receive the Total Consideration (as defined below), which includes an early tender premium of $30.00 per $1,000.00 principal amount of the Notes accepted for purchase pursuant to the Tender Offer (the "Early Tender Premium"), Holders must validly tender and not validly withdraw their Notes prior to 5:00 p.m., New York City time, on June 19, 2020, unless extended (such time, as the same may be extended, the "Early Tender Time"). Holders who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Time will be eligible to receive only the Tender Offer Consideration, which is an amount equal to the Total Consideration (as defined below) less the Early Tender Premium.

The following table sets forth certain terms of the Tender Offer:

Title of Security	ISIN/CUSIP Numbers	Aggregate Principal Amount Outstanding	Maximum Acceptance Amount	Tender Offer Consideration(1)(2)	Early Tender Premium(3)	Total Consideration(2)(4)
6.250% Senior Secured Notes due 2022 (the "Notes")	Regulation S: USG4863AAB47/ G4863A AB4 Rule 144A: US460599AB91/ 460599 AB9	US$1,500,000,000	US$300,000,000 aggregate principal amount, subject to increase or decrease in the Company's sole discretion	US$1,020.00	US$30.00	US$1,050.00
_____________________

(1)	For each US$1,000.00 principal amount of Notes tendered after the Early Tender Time and at or prior to the Expiration Time and accepted for purchase.

(2)	Does not include Accrued Interest (as defined below), which will also be paid in addition to the Tender Offer Consideration or the Total Consideration (as applicable).

(3)	For each US$1,000.00 principal amount of Notes tendered at or prior to the Early Tender Time and accepted for purchase.

(4)	The Total Consideration equals the sum of the Tender Offer Consideration and the Early Tender Premium.
In addition to the Tender Offer Consideration or the Total Consideration, as applicable, all Holders of Notes accepted for purchase will also receive accrued and unpaid interest on such Notes, rounded to the nearest $0.01 per $1,000.00 principal amount of Notes, from the last interest payment date up to, but not including, the Early Settlement Date or the Final Settlement Date (each as defined below), as applicable.

Notes may be subject to proration if the aggregate principal amount of the Notes validly tendered and not validly withdrawn as of the Early Tender Time or the Expiration Time, as applicable, is greater than the Maximum Acceptance Amount. Furthermore, Notes tendered at or prior to the Early Tender Time will be accepted for purchase in priority to Notes tendered after the Early Tender Time, and to the extent Notes are tendered at or prior to the Early Tender Time and accepted for purchase pursuant to the Tender Offer, the portion of the Maximum Acceptance Amount available for the purchase of Notes tendered after the Early Tender Time will be reduced or may be eliminated completely.

IGT also announced an offering of new notes (the "New Notes Offering"). The Tender Offer is conditioned upon, among other things, the Company obtaining (including through the New Notes Offering) available funds sufficient to pay the Total Consideration or Tender Offer Consideration, as applicable, with respect to all Notes to be accepted for payment, as a result of the New Notes Offering or otherwise on terms and conditions acceptable to the Company, in its sole discretion.

It is expected that payment for Notes validly tendered at or prior to the Early Tender Time will be made promptly following the Early Tender Time, on June 23, 2020 (the "Early Settlement Date"), and payment for Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time will be made on July 8, 2020 (the "Final Settlement Date").

Subject to applicable law and the terms and conditions of the Offer to Purchase, the Company may terminate the Tender Offer, waive any or all of the conditions of the Tender Offer prior to the Expiration Time, extend the Expiration Time or amend the terms of the Tender Offer.

IGT has retained D.F. King & Co. to act as Tender and Information Agent for the Tender Offer. Questions regarding procedures for tendering Notes may be directed to D.F. King & Co.

D.F. King & Co.

By Mail, Hand or Overnight Courier:
48 Wall Street, 22nd Floor
New York, New York 10005
Attention: Andrew Beck

Banks and brokers: (212) 269-5550
Toll free: (800) 207-3158

Email: igt@dfking.com

Joint Lead Dealer Managers

Barclays Capital Inc. U.S. Toll Free: (800) 438-3242 Collect: (212) 528-7581 E-mail: us.lm@barclays.com	Merrill Lynch International London: +44 207 996 5420 U.S. Toll Free: +1 888 292 0070 Collect: +1 980 388 3646 E-mail: DG.LM-EMEA@bofa.com

None of IGT, the guarantors of the Notes, the Dealer Managers, the Tender and Information Agent or the trustee (nor any director, officer, employee, agent or affiliate of, any such person) makes any recommendation whether holders should tender or refrain from tendering Notes in the Tender Offer. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

This news release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offer is only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offer.

The distribution of announcement release in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of IGT, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions.

OFFER AND DISTRIBUTION RESTRICTIONS

Neither this news release nor the Offer to Purchase constitutes an invitation to participate in the Offer in or from any jurisdiction in or from which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws and regulations. The distribution of this news release and the Offer to Purchase in certain jurisdictions may be restricted by laws and regulations. Persons into whose possession this news release or the Offer to Purchase comes are required by each of IGT, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom

The communication of this news release and any other documents or materials relating to the Offer is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA"). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents or materials is exempt from the restriction on financial promotions under Section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents or materials may lawfully be made under the Financial Promotion Order. Any investment or investment activity to which this news release relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

Italy

None of the Offer, this news release or any other document or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione

Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 3 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this news release nor any other document or material relating to the Offer has been or shall be distributed to the public in France and only qualified investors (investisseurs qualifies) within the meaning of Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"), are eligible to participate in the Offer. This news release has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

General

This news release does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offer will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of IGT in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Holder participating in the Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in "The Offer—Procedures for Participating in the Offer". Any tender of Notes for purchase pursuant to the Offer from a Holder that is unable to make these representations will not be accepted. Each of IGT, each Dealer Manager and the Tender and Information Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result IGT determines (for any reason) that such representation is not correct, such tender shall not be accepted.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall", "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company's business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contacts

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190